SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)
AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on September 5, 2006, relating to the tender offer (the “Genzyme Offer”) made by Dematal Corporation (“Dematal”), a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Offerors”), a Massachusetts corporation, for all of the common shares of AnorMED. The terms and conditions of the Genzyme Offer are set forth in the Offer to Purchase and Circular of the Offerors, dated September 1, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on September 1, 2006.
     In connection with the Genzyme Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated September 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular has been mailed to AnorMED shareholders, was filed as exhibit (a)(2)(A) to the initial filing of this Statement, and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.
Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
     Item 7 is hereby amended and supplemented as follows:
     On September 26, 2006, AnorMED announced that it had entered into a Support Agreement, dated as of September 26, 2006 (the “Support Agreement”), with Millennium Pharmaceuticals, Inc. (“Millennium”), pursuant to which Millennium will make an offer to purchase all of the issued and outstanding common shares of AnorMED, including common shares issuable upon the exercise of stock options, at a purchase price of U.S.$12.00 in cash per common share (the “Millennium Offer”). A copy of AnorMED’s press release, dated September 26, 2006, with respect to the planned Millennium Offer is attached hereto as Exhibit (a)(2)(N). The section of the press release entitled “FORWARD LOOKING STATEMENTS” is hereby incorporated herein by reference.
     The Board of Directors of AnorMED, with the assistance of its legal and financial advisors, (i) determined that the planned Millennium Offer is fair to all shareholders; (ii) approved the Support Agreement; and (iii) agreed to recommend that shareholders accept the Millennium Offer, on the terms contemplated by the Support Agreement, when the Millennium Offer is formally commenced.
     The Support Agreement provides that AnorMED shall issue a directors’ circular recommending that AnorMED’s shareholders accept the Millennium Offer and tender their AnorMED common shares to the Millennium Offer. Completion of the Millennium Offer is subject to certain conditions, including that shareholders representing at least 66 2/3% percent of

AnorMED’s outstanding common shares, on a fully-diluted basis, must tender their shares to the Millennium Offer, and the receipt of certain regulatory approvals.
     The Support Agreement also provides the AnorMED Board of Directors with the ability to withdraw, modify or change its support regarding the Millennium Offer if the Board of Directors receives a superior competing proposal prior to the expiry of the Millennium Offer. Millennium has the right to match any such superior proposal made by another bidder. The Support Agreement provides for the payment to Millennium by AnorMED, upon the occurrence of certain events, including the acceptance by the Board of Directors of a superior proposal that Millennium has not matched, of a fee of U.S.$19.5 million.
     In addition, both AnorMED’s largest shareholder and its Chairman, who collectively hold approximately 21.5% of the outstanding common shares on a fully diluted basis, have entered into agreements with Millennium to tender their common shares to the Millennium Offer when it is commenced, subject to their ability to withdraw such support in the event of a superior competing proposal being made prior to the expiry of the Millennium Offer.
     Millennium will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO and all necessary exhibits, including a formal take-over bid circular and related letter of transmittal and notice of guaranteed delivery, on or before October 6, 2006. On or about the date that the Schedule TO is filed with the SEC, AnorMED will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which will include the directors’ circular referred to above. AnorMED expects that the Schedule TO and the Schedule 14D-9 will be mailed to AnorMED shareholders concurrently.
     Prior to entering into the Support Agreement, AnorMED had contacts and discussions with a number of third parties that had expressed interest in pursuing potential transactions with AnorMED. Upon execution of the Support Agreement, all such contacts and discussions were terminated.
Item 9. EXHIBITS
     Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(2)(N)	News release, dated September 26, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: September 26, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)*	Directors’ Circular, dated September 5, 2006

(a)(2)(B)*	Press release of AnorMED Inc., dated September 5, 2006

(a)(2)(C)*	News release, dated September 7, 2006

(a)(2)(D)*	Material Change Report, dated September 11, 2006

(a)(2)(E)*	Material Change Report, dated September 11, 2006

(a)(2)(F)*	Limited Duration Shareholder Rights Plan Agreement

(a)(2)(G)*	News release, dated September 15, 2006

(a)(2)(H)*	News release, dated September 18, 2006

(a)(2)(I)*	News release, dated September 19, 2006

(a)(2)(J)*	PowerPoint slides from Annual General Meeting presentation

(a)(2)(K)*	Transcript of portions of Annual General Meeting

(a)(2)(L)*	News release, dated September 20, 2006

(a)(2)(M)*	News release, dated September 25, 2006

(a)(2)(N)	News release, dated September 26, 2006

(g)(1)*	Information Agent Script for Incoming Calls

(g)(2)*	Information Agent Script for Outgoing Calls

*Previously filed.